

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

James P. Nygaard, Jr
Chief Financial Officer
Power & Digital Infrastructure Acquisition II Corp.
321 North Clark Street , Suite 2440
Chicago, IL 60654

> **Re: Power & Digital Infrastructure Acquisition II Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 13, 2022**
> **File No. 001-41151**

Dear James P. Nygaard:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Debbie Yee